UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 to SCHEDULE 13G

Under the Securities Exchange Act of 1934

Canoo Inc.

(Name of Issuer)

Common Shares, with a nominal value $0.0001 per share

(Title of Class of Securities)

13803R102

(CUSIP Number)

December 31, 2023

(Date of Event, which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒       Rule 13d-1(c)

☐       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act out shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13803R102

1	NAME OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) YA II PN, Ltd. (98-0615462)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power:	0
	6	Shared Voting Power:	123,617,485*
	7	Sole Dispositive Power:	0
	8	Shared Dispositive Power:	123,617,485*

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 123,617,485*
10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9: 9.99%**
12	Type of Reporting Person : OO

* 123,617,485 shares consisting of direct ownership of 0 Common Shares plus the deemed ownership of an additional 123,617,485 Common Shares that the reporting person has the right to acquire within 60 days of the date of the report.

** Calculation based on 1,237,412,259 outstanding shares of Issuer’s Common Shares, consisting of 1,113,794,774 Common Shares outstanding as of February 8, 2024 as reported by the Issuer in its Prospectus Supplement filed pursuant to Rule 424(b)(5), as filed with the U.S. Securities and Exchange Commission on February 9, 2024 (the “424B5 Prospectus”) and an additional 123,617,485 Common Shares that the reporting person has the right to acquire within 60 days of the date of the report.

CUSIP No. 13803R102

1	NAME OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) YA Global Investments II (U.S.), LP (42-1766918)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power:	0
	6	Shared Voting Power:	123,617,485*
	7	Sole Dispositive Power:	0
	8	Shared Dispositive Power:	123,617,485*

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 123,617,485*
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9: 9.99%**
12	Type of Reporting Person: OO

* 123,617,485 shares consisting of direct ownership of 0 Common Shares plus the deemed ownership of an additional 123,617,485 Common Shares that the reporting person has the right to acquire within 60 days of the date of the report.

** Calculation based on 1,237,412,259 outstanding shares of Issuer’s Common Shares, consisting of 1,113,794,774 Common Shares outstanding as of February 8, 2024 as reported by the Issuer in its 424B5 Prospectus and an additional 123,617,485 Common Shares that the reporting person has the right to acquire within 60 days of the date of the report.

CUSIP No. 13803R102

1	NAME OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) YA II GP, LP (80-0827189)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power:	0
	6	Shared Voting Power:	123,617,485*
	7	Sole Dispositive Power:	0
	8	Shared Dispositive Power:	123,617,485*

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 123,617,485*
10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9: 9.99%**
12	Type of Reporting Person: OO

* 123,617,485 shares consisting of direct ownership of 0 Common Shares plus the deemed ownership of an additional 123,617,485 Common Shares that the reporting person has the right to acquire within 60 days of the date of the report.

** Calculation based on 1,237,412,259 outstanding shares of Issuer’s Common Shares, consisting of 1,113,794,774 Common Shares outstanding as of February 8, 2024 as reported by the Issuer in its 424B5 Prospectus and an additional 123,617,485 Common Shares that the reporting person has the right to acquire within 60 days of the date of the report.

CUSIP No. 13803R102

1	NAME OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) YAII GP II, LLC (81-4908890)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power:	0
	6	Shared Voting Power:	123,617,485*
	7	Sole Dispositive Power:	0
	8	Shared Dispositive Power:	123,617,485*

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 123,617,485*
10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9: 9.99%**
12	Type of Reporting Person : OO

* 123,617,485 shares consisting of direct ownership of 0 Common Shares plus the deemed ownership of an additional 123,617,485 Common Shares that the reporting person has the right to acquire within 60 days of the date of the report.

** Calculation based on 1,237,412,259 outstanding shares of Issuer’s Common Shares, consisting of 1,113,794,774 Common Shares outstanding as of February 8, 2024 as reported by the Issuer in its 424B5 Prospectus and an additional 123,617,485 Common Shares that the reporting person has the right to acquire within 60 days of the date of the report.

CUSIP No. 13803R102

1	NAME OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Yorkville Advisors Global, LP (90-0860458)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power:	0
	6	Shared Voting Power:	123,617,485*
	7	Sole Dispositive Power:	0
	8	Shared Dispositive Power:	123,617,485*

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 123,617,485*
10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9: 9.99%**
12	Type of Reporting Person: OO

* 123,617,485 shares consisting of direct ownership of 0 Common Shares plus the deemed ownership of an additional 123,617,485 Common Shares that the reporting person has the right to acquire within 60 days of the date of the report.

** Calculation based on 1,237,412,259 outstanding shares of Issuer’s Common Shares, consisting of 1,113,794,774 Common Shares outstanding as of February 8, 2024 as reported by the Issuer in its 424B5 Prospectus and an additional 123,617,485 Common Shares that the reporting person has the right to acquire within 60 days of the date of the report.

CUSIP No. 13803R102

1	NAME OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Yorkville Advisors Global II, LLC (81-4918579)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power:	0
	6	Shared Voting Power:	123,617,485*
	7	Sole Dispositive Power:	0
	8	Shared Dispositive Power:	123,617,485*

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 123,617,485*
10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9: 9.99%**
12	Type of Reporting Person: OO

* 123,617,485 shares consisting of direct ownership of 0 Common Shares plus the deemed ownership of an additional 123,617,485 Common Shares that the reporting person has the right to acquire within 60 days of the date of the report.

** Calculation based on 1,237,412,259 outstanding shares of Issuer’s Common Shares, consisting of 1,113,794,774 Common Shares outstanding as of February 8, 2024 as reported by the Issuer in its 424B5 Prospectus and an additional 123,617,485 Common Shares that the reporting person has the right to acquire within 60 days of the date of the report.

CUSIP No. 13803R102

1	NAME OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Mark Angelo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power:	0
	6	Shared Voting Power:	123,617,485*
	7	Sole Dispositive Power:	0
	8	Shared Dispositive Power:	123,617,485*

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 123,617,485*
10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9: 9.99%**
12	Type of Reporting Person: OO

* 123,617,485 shares consisting of direct ownership of 0 Common Shares plus the deemed ownership of an additional 123,617,485 Common Shares that the reporting person has the right to acquire within 60 days of the date of the report.

** Calculation based on 1,237,412,259 outstanding shares of Issuer’s Common Shares, consisting of 1,113,794,774 Common Shares outstanding as of February 8, 2024 as reported by the Issuer in its 424B5 Prospectus and an additional 123,617,485 Common Shares that the reporting person has the right to acquire within 60 days of the date of the report.

CUSIP No. 13803R102

1	NAME OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) SC-Sigma Global Partners, LP 84-5173620
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power:	0
	6	Shared Voting Power:	123,617,485*
	7	Sole Dispositive Power:	0
	8	Shared Dispositive Power:	123,617,485*

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 123,617,485*
10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9: 9.99%**
12	Type of Reporting Person: OO

* 123,617,485 shares consisting of direct ownership of 0 Common Shares plus the deemed ownership of an additional 123,617,485 Common Shares that the reporting person has the right to acquire within 60 days of the date of the report.

** Calculation based on 1,237,412,259 outstanding shares of Issuer’s Common Shares, consisting of 1,113,794,774 Common Shares outstanding as of February 8, 2024 as reported by the Issuer in its 424B5 Prospectus and an additional 123,617,485 Common Shares that the reporting person has the right to acquire within 60 days of the date of the report.

Item 1.

(a)	Name of Issuer:

Canoo Inc

(b)	Address of Issuer’s Principal Executive Offices

19951 Mariner Avenue

Torrance, California 90503

Item 2.	Identity and Background.

(a)	Name of Person Filing:

YA II PN, Ltd.

(b)	Address of Principal Executive Office or, if none, Residence of Reporting Persons:

1012 Springfield Ave.

Mountainside, NJ 07092

(c)	Citizenship:

Cayman Islands

(d)	Title of Class of Securities:

Common Stock,with a nominal value $0.0001 per share

(e)	CUSIP Number:

13803R102

Item 3.	If the statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 of the Act (15 U.S.C. 78o);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J); or
(k)	☒	Group, in accordance with 240.13d(b)(1)(ii)(K).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned: 123,617,485*

(b)	Percentage of Class: 9.99%**

(c)	Number of shares as to which the person has:

(i)	Sole Power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: Less than 123,617,485*

(iii)	Sole power to dispose or to direct the disposition: 0

(iv)	Shared power to dispose or to direct the disposition: 123,617,485*

* 123,617,485 shares consisting of direct ownership of 0 Common Shares plus the deemed ownership of an additional 123,617,485 Common Shares that the reporting person has the right to acquire within 60 days of the date of the report.

** Calculation based on 1,237,412,259 outstanding shares of Issuer’s Common Shares, consisting of 1,113,794,774 Common Shares outstanding as of February 8, 2024 as reported by the Issuer in its 424B5 Prospectus and an additional 123,617,485 Common Shares that the reporting person has the right to acquire within 60 days of the date of the report.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than five percent on Behalf of Another Person.

The reporting persons directly or indirectly own an aggregate of 29,902,569 or 9.99%, Common Shares of the Company as of the date of this filing. YA II and the other reporting persons shared the power to vote and dispose any such Common Shares.

Direct beneficial ownership of such Common Shares by the reporting persons is as follows (and therefore excludes any Common Shares indirectly held by such person or any securities, such as warrants, which may be exercised or converted into Common Shares of the Company):

•	YA II PN, Ltd. – 0
•	YA Global Investments II (U.S.), LP -- 0
•	Yorkville Advisors Global, LP – 0
•	Yorkville Advisors Global II, LLC – 0
•	YA II GP, LP – 0
•	YAII GP II, LLC -- 0
•	Mark Angelo – 0

•	SC-Sigma Global Partners, LP -- 0

Indirect beneficial ownership: YA II PN, Ltd. (“YA II”) entered into a Pre-Paid Advance Agreement (as amended and supplemented from time to time, the “Agreement”) with the Issuer dated as of July 20, 2022. Under the Agreement, the Issuer may request advances of up to $50 million each (“Pre-Paid Advances”) from YA II, with an aggregate limitation of $300 million. Under the Agreement, YA II has the right to acquire shares of Common Stock to offset amounts owed under outstanding Pre-Paid Advances at a price per share equal to the lower of (a) 120% of the daily volume weighted average price (the “VWAP”) of the Common Stock on The Nasdaq Global Select Market (“Nasdaq”) as of the trading day immediately prior to the date of the disbursement of the Pre-Paid Advance, or (b) 95% of the VWAP of the Common Stock on Nasdaq as of the trading day immediately preceding the date on which YA II provides the purchase notice to the Company, subject to the terms and conditions of the Agreement.

On November 21, 2023, YA II and the Issuer entered into supplemental agreement to the Agreement (the “Fourth Supplemental Agreement”). Pursuant to the Fourth Supplemental Agreement, YA II advanced a Pre-Paid Advance in the amount of $21.3 million. The Fourth Supplemental Agreement provides that solely with respect to the $21.3 million Pre-Paid Advance, YA II has the right to acquire shares of Common Stock to offset amounts owed such Pre-Paid Advance at a price per share equal to the lower of (a) $0.39, or (b) 95% of the lowest daily VWAP of the Common Stock on Nasdaq during the five (5) trading days immediately preceding the date on which YA II provides the purchase notice to the Company, but not lower than $0.50 per share. As of the reporting date, $21.3 million of principal amount remains outstanding under this Pre-Pad Advance.

On December 20, 2023, YA II and the Issuer entered into supplemental agreement to the Agreement (the “Fifth Supplemental Agreement”). Pursuant to the Fifth Supplemental Agreement, YA II advanced a Pre-Paid Advance in the amount of $15.9 million. The Fifth Supplemental Agreement provides that solely with respect to the $15.9 million Pre-Paid Advance, YA II has the right to acquire shares of Common Stock to offset amounts owed such Pre-Paid Advance at a price per share equal to the lower of (a) $0.28, or (b) 95% of the lowest daily VWAP of the Common Stock on Nasdaq during the five consecutive trading days immediately preceding the date on which YA II provides the purchase notice to the Company, but not lower than $0.10 per share. As of the reporting date, $15.9 million of principal amount remains outstanding under this Pre-Pad Advance.

Under the Agreement, YA II is prohibited from acquiring shares of Common Stock to the extent that it would cause the aggregate number of shares beneficially owned by YA II and its affiliates to exceed 9.99% of the outstanding shares of Common Stock of the Issuer, after giving effect to such issuance.

On June 3, 2023, YA II and the Issuer entered into a securities purchase agreement (the “June SPA”), pursuant to which YA II purchased a convertible debenture from the Issuer in an aggregate principal amount of $27.9 million (the “June Debenture”) and a warrant to purchase 49.6 million shares of Common Stock (the “June Warrant”). The June Debenture bears interest at the rate of 3.0% per annum and matures on August 30, 2024. The June Debentures is convertible at the option of YA II into a number of shares of the Common Stock at a price per share equal to the lower of (a) $0.50 per share and (b) 95% of the lowest daily VWAP of the Common Stock during the five consecutive trading days immediately preceding the applicable conversion date, but not lower than $0.10 per share. The June Warrant is exercisable for shares of Common Stock at an exercise price of $0.5358. As of the reporting date, the June Debenture has been fully repaid and 49.6 million shares of Common Stock remain exercisable under the June Warrant.

On August 2, 2023, YA II and the Issuer entered into a securities purchase agreement (the “August SPA”), pursuant to which YA II purchased a convertible debenture from the Issuer in an aggregate principal amount of $27.9 million (the “August Debenture”) and a warrant to purchase 49.6 million shares of Common Stock (the “August Warrant”). The August Debenture bears interest at the rate of 3.0% per annum and matures on October 2, 2024. The August Debentures is convertible at the option of YA II into a number of shares of the Common Stock at a price per share equal to the lower of (a) $0.50 per share and (b) 95% of the lowest daily VWAP of the Common Stock during the five consecutive trading days immediately preceding the applicable conversion date, but not lower than $0.10 per share. The August Warrant is exercisable for shares of Common Stock at an exercise price of $0.5358. As of the reporting date, $6.0 million of principal amount remains outstanding under August Debenture, and 49.6 million shares of Common Stock remain exercisable under the August Warrant.

On September 26, 2023, YA II and the Issuer entered into a securities purchase agreement (the “September SPA”), pursuant to which YA II purchased a convertible debenture from the Issuer in an aggregate principal amount of $15.0 million (the “September Debenture,” and collectively with the August Debenture, the “Convertible Debentures”) and a warrant to purchase 27.9 million shares of Common Stock (the “September Warrant,” and collectively with the June Warrant and the August Warrant, the “Warrants”). The September Debenture bears interest at the rate of 3.0% per annum and matures on November 26, 2024. The September Debentures is convertible at the option of YA II into a number of shares of the Common Stock at a price per share equal to the lower of (a) $0.50 per share and (b) 95% of the lowest daily VWAP of the Common Stock during the five consecutive trading days immediately preceding the applicable conversion date, but not lower than $0.10 per share. The September Warrant is exercisable for shares of Common Stock at an exercise price of $0.5358. As of the reporting date, $15.0 million of principal amount remains outstanding under the September Debenture and 27.9 million shares of Common Stock remain exercisable under the September Warrant.

Under the Convertible Debentures and the Warrants YA II is prohibited from acquiring shares of Common Stock to the extent that it would cause the aggregate number of shares beneficially owned by YA II and its affiliates to exceed 9.99% of the outstanding shares of Common Stock of the Issuer, after giving effect to such issuance.

In addition to the direct beneficial ownership set forth above, each reporting person is also deemed to be the indirect beneficial owner of additional shares of Common Stock that YA II may acquire under the Agreement, the Convertible Debentures, or the Warrants within 60 days of the date of this filing such that each reporting person is deemed to be the indirect beneficial owner of an additional 123,617,485 shares of Common Stock.

Below is a description of the relationship among the reporting persons:

YA II PN, Ltd. (“YA II”) is beneficially owned by YA Global Investments II (U.S.), LP (the “YA Feeder”). Yorkville Advisors Global, LP (the “YA Advisor”) is the investment manager to YA II. Yorkville Advisors Global II, LLC (the “YA Advisor GP”) is the general partner to the YA Advisor. YAII GP, LP (the “YA GP”) is the general partner to the YA Feeder. YAII GP II, LLC (the “Yorkville GP”) is the general partner to the YA GP. Mark Angelo makes the investment decisions on behalf of YA II. Accordingly, each of YA II, YA Feeder, the YA Advisor, the YA Advisor GP, the YA GP, the Yorkville GP and Mark Angelo may be deemed affiliates and therefore may be deemed to beneficially own the same number of Common Shares.

For purposes of this filing, each of the reporting persons is deemed an affiliate of each other reporting person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Member Group

See Item 6.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

Additional Information:

Each Reporting Person disclaims beneficial ownership of any securities beneficially owned by each other Reporting Person, and its report shall not be deemed to be an admission that any Reporting Person is the beneficial owner of these securities for the purpose of Section 16 or for any other purpose.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

REPORTING PERSON:

YA II PN, Ltd.

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

YA Global Investments II (U.S.), Ltd.

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

Yorkville Advisors Global, LP

By: Yorkville Advisors Global, LLC
Its: General Partner

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

Yorkville Advisors Global II, LLC

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

YA II GP, LP

By: YAII GP II, LLC
Its: General Partner

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

YAII GP II, LLC

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

SC-Sigma Global Partners, LP

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer